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                               September 23, 2021

       Feng Zhou
       Chief Executive Officer
       Youdao, Inc.
       No. 399, Wangshang Road
       Binjiang District, Hangzhou 310051
       People   s Republic of China

                                                        Re: Youdao, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2020
                                                            Filed April 28,
2021
                                                            Form 6-K filed
August 19, 2021
                                                            File No. 001-39087

       Dear Dr. Zhou:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2020

       3D. Risk Factors, page 1

   1. Revise your risk factors to acknowledge that if the PRC government determines that the contractual
arrangements constituting part of your VIE structure do not comply with PRC regulations, or if
these regulations change or are interpreted differently in the future, your shares may decline in
value or become worthless if you are unable to assert your
                                                        contractual control
rights over the assets of your PRC subsidiaries that conduct all or substantially all of
your operations.
   2.                                                   Given the Chinese
government   s significant oversight and discretion over the conduct of your business, please
revise to separately highlight the risk that the Chinese government may intervene or
influence your operations at any time, which could result in a material
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FirstName LastNameFeng Zhou
Youdao, Inc.
Comapany 23,
September NameYoudao,
              2021      Inc.
September
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         change in your operations and/or the value of your ADSs. Also, given recent statements
         by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 3. Key Information, page 1

4. Please disclose prominently that you are not a Chinese operating company but a Cayman
         Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your
         ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
5. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. This summary should address, but not necessarily be limited to, the risks highlighted on the forward-looking information.
6. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in
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FirstName LastNameFeng Zhou
Youdao, Inc.
Comapany 23,
September NameYoudao,
              2021      Inc.
September
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         which investors are purchasing their interest.
7. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the
company   s corporate
         structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and
         exercise control that results in consolidation of the VIE   s
operations and financial results
         into your financial statements. Identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
8. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE
s operations, and
         state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
10. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
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Youdao, Inc.
Comapany 23,
September NameYoudao,
              2021      Inc.
September
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         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made
         to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
11. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
12. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Form 6-K filed August 19, 2021

General

13. We note the recent issuance of the Opinions on Further Alleviating the Burden of
         Homework and After-School Tutoring for Students in Compulsory Education, issued by the General Office of the CPC Central Committee and the General Office of the State
         Council and the subsequently issued Beijing Municipality   s measures
to Further Reduce
         the Burden of Homework and After-School Tutoring on Students in Compulsory
         Education in Beijing. We note your Form 6-K dated August 19, 2021, which acknowledges the various requirements and restrictions related to the Opinions and
         Measures and your statement that such measures are expected to have material impacts on your existing K-12 course business. Elaborate upon this statement to explain the following:

                Quantify the portion of your revenues that will be impacted by each of these measures, not just the requirement to cease offering academic AST classes over weekends, national holidays and current school break period in Beijing.
                If other provinces have implemented similar measures, acknowledge as much and provide disclosure that clarifies the impact of those measures on you.
 Feng Zhou
Youdao, Inc.
September 23, 2021
Page 5
                Clarify when the various measures will, or are expected to, take effect, so that it is clear to investors how and when your business will be impacted by each measure.
                In particular, provide explicit disclosure about the ramifications to investors of the requirement that you de-list your securities and what your plans are to comply with this measure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameFeng Zhou                                     Sincerely,
Comapany NameYoudao, Inc.
                                                                Division of
Corporation Finance
September 23, 2021 Page 5                                       Office of Trade
& Services
FirstName LastName